Exhibit 3.1



                        CERTIFICATE OF AMENDMENT OF
                      CERTIFICATE OF INCORPORATION OF
                            LOTUS PACIFIC, INC.


    LOTUS PACIFIC, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, DOES HEREBY
CERTIFY:

    FIRST: That the Board of Directors of said corporation at a meeting duly convened and held, adopted the following resolution:

    RESOLVED that the Board of Directors hereby declares it advisable and in the best interest of the Company that Article Fourth of the Certificate of Incorporation be amended to read as follows:

     FOURTH: The total number of shares of stock which this corporation is authorized to issue is:

     One Hundred Million (100,000,000) shares with a par value of One Tenth of One Mil ($0.001) per share, are Common Stock and Ten Million (10,000,000) shares with a par value of One Tenth of One Mil ($0.001) per share, are Preferred Stock and Four Thousand Three Hundred (4,300) shares with a par value of One Tenth of One Cent per share, a Class A Preferred Stock.

    SECOND: That the said amendment has been consented to and authorized by the holders of a majority of the issued and outstanding stock entitled to vote by written consent given in accordance with the provisions of Section 228 of the General Corporation Law of the State of Delaware.

    Third: That the aforesaid amendment was duly adopted in accordance with the applicable provisions of Section 242 and 228 of the General Corporation Law of the State of Delaware.

    IN WITNESS WHEREOF, said corporation has caused this Certificate to be signed by Jeremy Wang this 25th day of May A.D. 1999.



                                         /s/   Jeremy Wang
                                      ------------------------
                                       Jeremy Wang, President